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                                                                       EXHIBIT 1

                          Independent Auditors' Consent

Plan Administrator
Hanover Direct, Inc. Savings and Retirement Plan:

We consent to the incorporation by reference in the registration statements (No. 333-03871 and 2-94286) on Form S-8 of Hanover Direct, Inc. Savings and Retirement Plan of our report dated June 30, 2003, with respect to the statements of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the related supplemental schedule H, line 4(i)-schedule of assets (held at year end) as of December 31, 2002, which report appears in the December 31, 2002, annual report of the Hanover Direct, Inc. Savings and Retirement Plan on Form 11-K.

/s/ KPMG LLP


New York, New York
June 30, 2003